[The Asia Pacific Fund, Inc. Letterhead]

FOR IMMEDIATE RELEASE

Contacts:

Georgeson Shareholder Communications Inc. 1-888-353-5798	Citigate Dewe Rogerson Patricia Baronowski 1-212-688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES RESULTS OF TENDER OFFER

             (NEW YORK, NY December 14, 2001) - The Asia Pacific Fund, Inc. (NYSE, PSE: APB) (the “Fund”), a diversified, closed-end management investment company, announced today that in accordance with its tender offer for up to 1,532,455 of its issued and outstanding shares of common stock, which expired on Friday December 7, 2001, the Fund has accepted that number of shares for payment today at $ 9.56 per share. These shares represent 10% of the Fund's outstanding shares.

A total of 6,138,953.988 shares were properly tendered and not withdrawn by December 7, 2001, the final date for withdrawals. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tendered all their shares and for whom the Fund is accepting all shares properly tendered (aggregating 53,746.462 shares). Accordingly, on a pro rata basis, 24.30% of the shares for each stockholder who properly tendered 100 or more shares has been accepted for payment.

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